Exhibit 99.2

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(millions of Chilean pesos – MCh$)

	Notes	Dec-08	Dec-07
		(MCh$)	(MCh$)
Assets
Cash and due from banks	4	81,326	74,821
Items in course of collection	4	117,703	58,210
Trading portfolio financial assets	5	85,105	166,450
Investments purchased under agreements to resell	5	50,514	60,372
Derivative financial instruments	7	209,482	37,086
Loans and receivables to banks	10	37,671	90,070
Loans and receivables to customers, net	10	4,871,875	4,247,421
Financial investments available-for-sale	6	576,478	45,048
Financial investments held-to-maturity	6	—	—
Investments in other companies	8	2,213	2,161
Intangibles		2,861	3,479
Premises and equipment, net		38,820	34,669
Current income tax provision	11	6,488	6,050
Deferred income taxes	11	13,468	13,121
Other assets	9	97,680	71,008

Total assets		6,191,684	4,909,966

Liabilities
Current accounts and demand deposits		357,902	367,101
Items in course of collection	4	86,176	25,379
Investments sold under agreements to resell		351,471	108,985
Time deposits and saving accounts		3,350,742	2,625,327
Derivative financial instruments	7	195,608	37,285
Borrowings from financial institutions		492,606	390,497
Debt issued		765,172	764,942
Other financial obligations		47,394	32,507
Current income tax provision	11	—	—
Deferred income taxes	11	9,550	7,466
Provisions	10	33,204	5,912
Other liabilities		18,552	16,756

Total liabilities		5,708,377	4,382,157

Shareholders’ Equity:
Capital		324,039	342,379
Reserves		2,917	2,917
Valuation gains (losses)		1,018	(2)
Retained earnings:		155,333	182,515
Retained earnings from previous periods		127,178	126,923
Income for the period		56,310	55,592
Less: Accrual for mandatory dividends		(28,155)	—
Minority Interest		—	—

Total Shareholders’ Equity		483,307	527,809

Total liabilities and shareholders’ equity		6,191,684	4,909,966

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(millions of Chilean pesos – MCh$)

	Notes	Dec-08	Dec-07
		(MCh$)	(MCh$)
Interest revenue		559,702	415,008
Interest expense		(346,717)	(235,812)

Net interest revenue		212,985	179,196

Fees and income from services	17	54,865	48,785
Expenses from services	17	(12,813)	(8,430)

Fees and income from services, net		42,052	40,355

Trading and investment income, net	18	54,997	(742)
Foreign exchange gains (losses), net		(42,887)	8,250
Other operating revenue	19	7,833	2,465

Operating revenues		274,980	229,524

Provisions for loan losses	10	(54,561)	(27,894)

Net operating revenues		220,419	201,630

Personnel salaries expenses		(57,716)	(52,390)
Administration expenses		(50,511)	(44,067)
Depreciation and amortization		(4,916)	(7,197)
Impairment		—	—
Other operating expenses	20	(6,863)	(4,361)

Total operating expenses		(120,006)	(108,015)

Net operating income		100,413	93,615

Income attributable to investments in other companies	8	418	393
Net loss from price-level restatement		(33,654)	(28,255)

Income before income taxes		67,177	65,753
Income taxes	11	(10,867)	(10,161)

Net income		56,310	55,592

Attributable to:
Equity holders of the Bank		56,310	55,592
Minority interest		—	—

Earnings per share attributable to equity holders of the Bank
Basic earnings per share		0.248	0.245
Diluted earnings per share		0.255	0.245

Raúl Recabarren Valderas Assistant Manager – Accounting	Mario Chamorro Carrizo Chief Executive Officer

BOARD OF DIRECTORS:

Chairman	Mr. Carlos Abumohor Touma
First Vice Chairman	Mr. Álvaro Saieh Bendeck
Second Vice Chairman	Mr. Jorge Andrés Saieh Guzmán
Directors	Mr. Fernando Aguad Dagach
Mr. Julio Barriga Silva
Mr. Ignacio González Martínez
Mr. Carlos Massad Abud
Mr. Francisco Rosende Ramírez
Mr. Jorge Selume Zaror
Mr. Hernán Somerville Senn
Mr. Arturo Valenzuela Bowie
Alternate Director	Mr. Juan Rafael Gutiérrez Ávila

SENIOR MANAGEMENT:

Chief Executive Officer	Mr. Mario Chamorro Carrizo
Division Manager – Retail Banking	Mr. Cristóbal Prado Fernández
Division Manager – Companies	Mr. Oscar Cerda Urrutia
Division Manager – Large Companies and Corporate	Mr. Christian Schiessler Garcia
Division Manager – Banco Condell	Mr. Julio Henriquez Banto
Division Manager – International and Treasury	Mr. Pedro Silva Yrarrázaval
Division Manager – Corp Capital.	Mr. Patricio Leighton Zambelli
Division Manager – Operations and Technology	Mr. Armando Ariño Joiro
Chief Financial Officer	Mr. Sergio Benavente Riobó
Division Manager – Human Resources and Development	Mr. Christián Gilchrist Correa
Division Manager – Legal Services	Mr. Cristián Canales Palacios
Division Manager – Commercial Credit Risk	Mr. Luis Morales Fernández
Division Manager – Companies Credit Risk	Mr. Fernando Valdivieso Larraín
Comptroller Manager (I)	Mr. José Manuel Mena Valencia

Additional Information

The complete financial statements, with their respective notes and the corresponding independent auditor’s report, are available on the website: www.corpbanca.cl and also at the institution’s offices.